UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

8400 NW 36th Street, Suite 530

Doral, FL 33166

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1.	Press release dated June 13, 2025.

Item 1

Millicom (Tigo) Strengthens South American Leadership with USD 380 Million Acquisition of Telefónica Ecuador

Key Highlights:

•	The acquisition reinforces Millicom’s strategic position and operating scale in Latin America, strengthening its platform for long-term regional growth.

•	The acquisition also enhances Millicom’s geographic diversification, with the addition of Ecuador — a stable, dollarized economy with a supportive macroeconomic outlook — strengthening overall cash flow resilience.

•	Ecuador’s telecom sector shows consistent growth and regulatory momentum, offering a solid runway for long-term expansion and innovation.

Luxembourg, June 13, 2025 – Millicom International Cellular S.A. (“Millicom”) has signed a definitive agreement to acquire Telefónica’s telecommunications operations in Ecuador in a transaction valued at USD 380 million. This acquisition aligns with Telefónica’s broader strategy to reshape its portfolio in Latin America and presents Millicom with a strategic opportunity to strengthen its presence in South America, expanding into a stable, dollarized economy with favorable macroeconomic fundamentals.

The deal significantly enhances Millicom’s regional footprint and commercial reach, laying the foundation for innovation, digital inclusion, and sustained long-term growth. Ecuador’s telecommunications sector — supported by consistent expansion in mobile and broadband services and an engaged regulatory environment — offers a compelling platform for Millicom to drive digital transformation.

Marcelo Benitez, CEO of Millicom, commented: "This acquisition reflects our long-term confidence in Latin America and our commitment to purposeful, sustainable growth. Ecuador offers a dynamic and growing digital market within a stable, dollarized economy, making it a natural fit for Millicom’s strategy. By expanding our presence in South America, we strengthen our platform for innovation, diversification, and long-term value creation.”

The transaction is subject to regulatory approvals and other closing conditions.

Ecuador Profile:

•	Ecuador has a population of approximately 18.5 million (2025 est.), with a median age of 32.4 and 66% living in urban areas.

•	Dollarized, open economy with resilience across energy, agriculture, and services. The fiscal deficit dropped from 3.5% to 1.4% of GDP in one year, while reserves increased by USD 2.4 billion. Backed by a USD 4 billion IMF facility, Ecuador is strengthening its macroeconomic stability without cutting social spending.

•	IMF and World Bank-supported reforms are enhancing transparency, governance, and private-sector conditions, especially in infrastructure, energy, and telecom.

•	Telefonica Ecuador ranks second in mobile in a fragmented telecom landscape.

•	Mobile and broadband markets show consistent growth: +1.4% mobile, +3.6% fixed broadband.

•	Telecom´s sector demonstrated resilience through recent economic volatility.

-END-

For further information, please contact:

Press:	Investors:
Sofia Corral, Director Corporate Communications press@millicom.com	Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of March 31, 2025, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: June 16, 2025